

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2012

Via E-mail
Jon S. Cummings, IV
Chief Executive Officer
Omega Commercial Finance Corporation
1000 5th Street, Suite 200
Miami, Florida 33139

Re: **Omega Commercial Finance Corporation**
             Registration Statement on Form S-1
             Filed March 29, 2012
             File No. 333-180443

Dear Mr. Cummings:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Domestic Company

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

    • Describe how and when a company may lose emerging growth company status;
    • A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
    • Your election under Section 107(b) of the Startups Act:

        o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

        o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

General

2. Provide a legal analysis of your eligibility to have the selling shareholder sell at the market on Form S-1.

3. Provide a legal analysis of your 2009 eligibility to deregister under Section 12 and to cease filing Exchange Act reports with the Commission. We note that you reported having 2489 shareholders of record.

4. Please provide us, with a view toward disclosure in the prospectus, with detailed disclosure of the potential profits to Dutchess as a result of the discount it will pay for stock purchased pursuant to the Put Rights.

5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions, if any, between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;
- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;
- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholder, affiliates of the company, or affiliates of the selling shareholder;
- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;
- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholder, affiliates of the company, or

      affiliates of the selling shareholder, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and
- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

6. Please provide us, with a view toward disclosure in the prospectus, disclosure comparing the number of shares outstanding prior to the Investment Agreement that are held by persons other than the selling shareholder, affiliates of the company, and affiliates of the selling shareholder.

7. Please address the affiliate status of the selling shareholder. Provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and
- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

8. Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by the selling shareholder.

Investment Agreement and Registration Rights Agreement, page 7

9. Revise to disclose the date when the company received payment for the 2 million shares and the aggregate price and net proceeds to the company. In this regard, we note the 2,000,000 exceeds the 4.9% limit included in the Investment Agreement. Revise to disclose how this issuance does not violate the Agreement and add additional disclosure regarding the Company's inability to put shares to the Investors due to this limit. Finally, revise to add a risk factor discussing the risk that the Company will be unable to put shares to the Investor.

10. Provide disclosure on the background of and reasons for these agreements.

11. Disclose the recent prior attempts at raising capital through the sale of equity securities, including the withdrawn public offering. Explain any influence of the withdrawn registration statement on the new investors.

12. Expand the first paragraph to provide an example of the number and percentage of shares represented by the $25 million amount assuming the current price.

13. We notice the second paragraph states the put notice will be the "greater" of the $250,000 or the calculated amount, however, section 2b of the Agreement uses the word, "equal." Revise to use the word, "equal," clarify if the Company can choose either amount, and disclose when the Company anticipates issuing the first put.

Risk Factors, page 8
Existing stockholders could experience substantial dilution …, page 14

14. Quantify here and elsewhere, as appropriate, the potential for significant dilution.

Plan of Distribution, page 15

15. Revise the second paragraph to state that before any agent, broker, dealer, or otherwise, sells any of the shares registered here, a post-effective amendment will be filed to name anyone receiving compensation for selling the shares **before** any sales take place.

Legal Proceedings, page 23

16. Disclose whether you are current in your payment obligations on the judgments against the company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

General

17. Please revise your next amendment to present a discussion of your critical accounting estimates. Such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. The discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Your disclosures should discuss the following:

- why management believes the accounting policy is critical;

- how accurate your estimates and assumptions have been in the past, how much they have changed in the past and whether they are likely to change in the future; and
- quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

18. Please include a signed and dated audit report as required by Rule 2-02 of Regulation S-X.

Statements of Operations, Page F-4

19. Please state separately, revenues as required by Rule 5-03(1) of Regulation S-X, either on the face of the Statement of Operations or in the Notes to the Consolidated Financial Statements.

20. Please revise your presentation of stock-based compensation expenses on the face of the statement of operations to allocate those expenses among cost of sales and operating expense categories, as applicable as all costs of sales, including non-cash expenses, should be included in the determination of gross profit.

Notes to Financial Statements

Note 1: Summary of Significant Accounting Policies

Revenue Recognition, page F-7

21. Please expand your accounting policy for revenue recognition to disclose how you recognize revenue for each type of investment objective and strategy you employ. Include the period over which the revenue is recognized, the method(s) you use for recognition, whether the items are presented on a net or gross basis and the specific accounting literature you use to determine the appropriateness of your policy.

Part II
Recent Sales, page 43

22. With regard to the sale of the 2,000,000 shares in February, 2012, revise to disclose the gross sales price, any expenses incurred and the net proceeds to the Company. With regard to this sale and Note 10 on page F-11, please file the referenced agreement as an exhibit in the next pre-effective amendment.

Exhibits

23. Please file your legal opinion in the next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at 202-551-3321 or John Nolan at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. You may contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel